UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42523

GCL Global Holdings Ltd

(Exact Name of Registrant as Specified in its Charter)

29 Tai Seng Avenue, #02-01

Singapore 534119

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 80427330

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Convertible Note Facility

Securities Purchase Agreement

On May 21, 2025, GCL Global Holdings Ltd. (“GCL” or the “Company”) entered into a Securities Purchase Agreement (the “SPA”) with an accredited investor (the “Buyer”) relating to the issuance and sale of a new series of original issue discount senior convertible note in the original principal amount of $2,900,000 (the “Initial Note”) at a purchase price of $2,610,000 at the Initial Closing (as defined in the SPA). Pursuant to the SPA, subject to certain conditions, either the Company or the Buyers may require the issuance and sale of additional convertible notes at one or more additional closings, with the aggregate original principal amount for all additional convertible notes not to exceed $42,600,000 (the “Additional Notes,” and, together with the Initial Note, the “Notes”) at an aggregate maximum additional purchase price of $38,340,000. Unless agreed by the Buyer, the aggregate principal amount of the Additional Notes to be issued at any subsequent closing shall not exceed $4,000,000, and the Company may only deliver one (1) Additional Mandatory Closing Notice (as defined in the SPA) in any sixty (60) trading days. The Notes shall bear interest at 6% per annum which is payable in the Company’s ordinary shares provided certain conditions are met, or at the Company’s option, in cash or a combination of cash and ordinary shares. In an Event of Default (as defined in the SPA), the interest rate shall automatically increase to 18% per annum (the “Default Rate”).

The Buyer will have the right to convert all or a portion of the Notes at any time after the date of issuance and prior to the maturity date, which is the three years from the date of issuance. The number of ordinary shares issuable upon conversion of the Notes (the “Conversion Shares”) shall be determined by dividing (i) the sum of (x) the portion of the Principal (as defined in the Notes) to be converted, redeemed or otherwise with respect to which this determination is being made at a 10% premium, and (y) all accrued and unpaid interest with respect to such portion of the Principal and accrued and unpaid Late Charges (as defined in the Notes) with respect to such portion of such Principal and such Interest, if any) (the “Conversion Amount”) by (ii) $2.16, subject to anti-dilution adjustments (the “Conversion Price”).

At any time, the Company shall have the right to redeem all, but not less than all, of the Outstanding Amount (as defined in the Notes) then remaining under the Notes in cash at a price equal to the greater of (i) the Outstanding Amount at a 20% premium, and (ii) the product of (1) the quotient of (A) the Conversion Amount being redeemed divided by (B) the Alternate Conversion Price (as defined in the Notes) then in effect, multiplied by (2) the greatest closing price of the ordinary shares on any trading day during a measurement period specified in the Note.

The foregoing description of the terms of the SPA and the Notes does not purport to be complete and is qualified in its entirety by, the full text of the SPA and the form of Note which are filed herewith as Exhibit 10.1 and 4.1, respectively, to this Current Report on Form 6-K (the “Report”), and are incorporated herein by reference.

Registration Rights Agreement

In connection with the SPA, the Company and the Buyer entered into a Registration Rights Agreement pursuant to which the Company has agreed to provide certain registration rights with respect to the Registrable Securities (which include Conversion Shares and is defined in the Registration Rights Agreement) and file a registration statement with the SEC to register the Registrable Securities within twelve (12) months from the date of Initial Closing (the “Initial Closing Date”), and to have such registration statement effective within the earlier of the 15th month anniversary of the Initial Closing Date and the second business day after the date the Company is notified by the SEC that such registration statement will not be reviewed or will not be subject to further review.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Registration Rights Agreement which is filed herewith as Exhibit 10.2 to this Report, and is incorporated herein by reference.

Unregistered sale of securities

None of the securities sold pursuant to the Securities Purchase Agreement have been registered under the Securities Act of 1933, as amended (the “Securities Act’), and none may be offered or sold absent registration under the Securities Act or an exemption from such registration requirements.

On May 22, 2025, the Company issued a press release relating to the transactions discussed in this Report and is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.

On May 21, 2025, the Company issued a press relating to the launch of the game “JDM: Japanese Drift Master” and is furnished as Exhibit 99.2 to this Report and is incorporated herein by reference.

Exhibit Index

No.	Description of Exhibit
4.1	Form of Senior Convertible Note
10.1	Form of Securities Purchase Agreement
10.2	Form of Registration Rights Agreement
99.1	Press release dated May 22, 2025
99.2	Press release dated May 21, 2025
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 22, 2025

GCL Global Holdings Ltd.

	By:	/s/ Sebastian Toke
	Name:	Sebastian Toke
	Title:	Group CEO

3